OROPLATA RESOURCES, INC.

#5 Calle Gregorio de Lora

Puerto Plata, Dominican Republic

March 30, 2016

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC

20549

Re:	Form 10-K for the Fiscal Year Ended September 30, 2015
Filed December 15, 2015 File No. 000-55088

Attention:	Mr. John Reynolds
Assistant Director Office of Beverages, Apparel and Mining

Dear Mr. Reynolds:

I am in receipt of your letter dated February 23, 2016 wherein you gave us with certain comments to provide you with information so that you may better understand our disclosure.

The responses are listed in the order as they appear in the above noted letter and have been, where applicable, included in the amended Form 10-KA for the fiscal year ended September 30, 2015.

Mogollon Mining Property, page 5

1.	"Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer."

Inserted on page 6 is the following sentence:

"Our professional geologist, Mr. Francisco Antonio Jerez Garcia, has visited the Mogollon mineral claim on several occasions."

2.	"Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long."

Inserted on page 7 is the following sentence in response to the above comment.

"Our sole officer and director, Mr. Ruben Ricardo Vasquez, has not yet visited the Mogollon claim but once exploration takes place he will visit the claim but as to his timing at this time is unknown."

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3.	"Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

Refer to page 7 for the following:

"Oroplata has only the rights to the minerals on the Mogollon."

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

Also on page 7, the following sentence has been included in response to this comment:

"There are no agreements with the land owners regarding the Mogollon claim and there are no royalties attached to the ownership of the mineral claims on the Mogollon.  A list of land owners is shown of page 8."

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

The following paragraphs have been inserted on page 7 under the heading "Process of Acquiring the Mineral Rights to the Mogollon Claim" in response to this comment.

"In the Dominican Republic, the following process is required in obtaining the mineral rights to the Mogollon claim.

-	Filing of an application involves two publications in a Dominican newspaper and the annual payment of fees of $100 – already paid.

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All mining titles are to be delivered to a Dominican Republic company. Exploration titles may also be delivered to individuals or a foreign company, with certain exceptions (e.g. government employees or their immediate relatives and foreign governments).

-

Resolutions granting mineral title are issued by the Secretaría de Estado de Industria y Comercio (currently Ministry of Industry and Commerce) following a favorable recommendation by the Dirección General de Minería.

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A company may have exploration and mining titles over a maximum of 30,000 hectares. An exploration title is valid for 3 years and may be followed by two one year extensions. At the end of the 5 year period, the owner of the title applies for an exploitation permit, or a new round of exploration permitting may be started at the discretion of the mining department.

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An agreement must be reached with surface rights owners (formal or informal) for each phase of exploration work. If mining is envisioned, land must be bought. A procedure exists in which government mediation is used to resolve disagreements, and this process may ultimately end in expropriation at a fair price.

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Legal descriptions of exploration and mining concessions are based on polar co ordinates relative to a surveyed monument. The monument location is defined in UTM co ordinates, NAD27 datum. The concession boundaries are not marked or surveyed.

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•

An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

Refer to page 7 for the following response.

"The Mogollon claim is a mining concession which is lode but at the present time is exploration but will apply within the next few years for an exploitation concession. The claim is a state mining claim where only government permits are required."

•

Please include certain identifying information, such as property names, claim numbers, grant numbers, mining concession name and number, and dates of recording and expiration that is sufficient to enable the claim to be distinguished from other claims that may exist in the area of your properties.

The following has been inserted on page 8 to indicate identification information regarding the Mogollon claim.

Name of Claim:	MOGOLLON Gold Claim

File Number:	S9-187

Date of acquiring Leomary	July 2014

Topographic Sheet No.	6175 – IV

Scale:	1:50,000

Boundaries per UTM cooridnates:	[20]81000M. North and[20]84000M. North and between coordinates [2]69000M. East and [2]84000M. East.

Concession Unit:	4,200 Hectares

Registered Owner:	Oroplata Exploraciones E Ingenieria, Orexi S.R.L.

•

The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

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The following information has been inserted on page 10.

"The conditions that must be met to retain the Mogollon claim are that Oroplata must pay approximately $12,000 in exploration work on or before April 30th of this year and an additional $100 to obtain a Certificate from the Ministry of Mines. The latter amount has been paid but Oroplata has not yet received the Certificate. The Company has requested an extension of 45 days prior to having to complete the exporation program and should receive a response from the Ministry of Mines prior to the end of April.Normally the extension is granted. It has not undertaken yet the exploration work on the Mogollon. Oroplata is responsible for paying all the above noted fees."

•	The area of your claim, either in hectares or in acres."

This has been included in the above schedule shown on page 8. It shows the claim covers 4,200 hectares.

4.

"Please disclose information required under paragraph (b) of Industry Guide 7 for all your material properties listed under this heading. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information.

•	The location and means of access to your property, including the modes of transporation utilized to and from the property.

Initially under the heading "Mongollon Mineral Claim" certain information was inserted on page 6 but has now been expanded to include the following sentence.

"The coordinates to the Mogollon are shown in the schedule of relevant information below on page 8. The claim has easy access due to having paved roads and paths crossing the Mogollon."

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

The following sentence has been inserted on page 6.

"Oroplata is required to maintain the Mogollon in good standing with the Ministry of Mines by undertaking exploration work on the claim and complying with the requirements occasionally set forth by the General Directorade of Mines."

On page 8 the following has been inserted:

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"There were no previous operators on the Mogollon claim but the land owners are as follows:

1.	Pedro Pérez

2.	Juan Bautista

3.	César Morales

4.	Carlos Diplan

5.	Saturnino Berroa

6.	Carlos Castro

7.	Manuel Sánchez

8.	Víctor Tejeda

9.	Manuel Bautista

10.	Inocencio Gálvez

11.	Manuel Berroa

12.	Escolástico Mercedes"

•	A brief description of the rock formation and mineralization of existing or potential economic significance of the property.

This was previously covered under the three headings of "Tireo Formation" (page 9), "Biochemical Characteristics of Units of Central Dominican Mountains" (page 9) and "Geology" (page 9).

•	A description of any work completed on the property and its present condition.

The following sentence has been inserted on page 10 in response to this comment.

"Other than obtaining the mineral rights to the Mogollon claim and having the geologist prepare a report on the claim no exploration work has been undertaken to date."

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

The following sentence has been inserted on page 16 under the heading "Exploration Facilities".

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"There is no plant and equipment located on the Mogollon claim and none will be installed there until such time as Oroplata makes a decision as to whether or not to further develop and extract minerals from the Mogollon claim."

•	A description of equipment, infrastructure, and other facilities.

There is no equipment, infrastructures or other facilities on the Mogollon as indicated in the above inserted sentence.

•	The current state of exploration of the property.

The following paragraph has been inserted on page 10.

"The state of the current exploration program and its result will depend upon the exploration work performed as set forth in the schedule under the heading of "Past and Future Exploration Expenditures."

•	The total costs incurred to date and all planned future costs.

The following sentences in response to this comment have been inserted on page 12.

"The total cost incurred to date is $5,000 in obtaining the mineral rights to the Mogollon claim and in obtaining a geological report thereon. Francisco Garcia has estimated the future exploration program will cost $62,117 as indicated below.

Item Units	Number and Cost	Total Cost USD

Salaries:
Supervising Geologist	17 days @ $750/day	12,750
Geological Assistant	17 days @ $360/day	6,120

Transportation	1,000 km @ $0.75/km	750
Camp cost/Lodging	17 days @ $90/day	1,530

Compilation
Data and digitizing	11 Days @ $150/day	1,650
Drill hole interp & modeling	14 days @ $400/day	5,600
Structural consultant	14 days @ $200/day	2,800

Soil Geochemistry
Diamond Drilling (initial test holes)	490 m @ $43/m	21,070
Assay of Drill core	120 samples @ $35/sample	4,200

SUBTOTAL
		56,470
Contingency	10%	5,647

TOTAL USD		62,117

At the present time, the Company does not have the available funds to complete the above noted exploration program.

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The following represents the sampling points on the Mogollon which the geologist recommends taking various soil and rock samples.

SAMPLE TARGET AREAS

•	The source of power and water that can be utilized at the property.

On page 16, the following sentence has been included under the heading "Source of Power and Water".

"There are plenty of natural rivers surrounding the Mogollon and a hydroelectric plant exists at about half a kilometer from the claim. There are potable water sources close to the claim and initial power can easily be produced by portable generators."

The following map has been inserted on page 16 to show the natural rivers flowing through the Mogollon.

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Natural Water Sources on Mogollon claim.

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature."

The following sentence has been inserted on page 13.

"The Mogollon claim is without known reserves and the proposed program is exploratory in nature."

5.	"Please insert a small-scale map showing the location and access to each mineral property, as required by Industry Guide 7(b)(2) and Instruction 3 (b) of Item 102 of Regulation S-K. ……………….."

The following map has been included on page 5 in response to this comment.

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The above map was prepared by Francisco Garcia, Professional Geologist, in March 2016.

•	A legend or exploration showing, by means of patter or symbol, each patter or symbol used on the map or drawing.

The following map has been inserted showing the size of the Mogollon claim on page 6.

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The towns surrounding the Mogollon are Yaque, Buena Vista, San Juan and El Corbano.

•	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.

Refer to the map included above.

•	A north arrow.

The north arrow has been included in several of the maps included herein.

•	An index map showing where the property is situated in relationship to the state or province, etc. in which it is located.

Please refer to the map on page 6 where it lists the surrounding towns.

•	A title of the map or drawing, and the date on which it was drawn.

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Each map included in the Form 10-KA has a title included.

•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Reference throughout to the Form 10-KA has referred to Francisco Jerez Garcia, Professional Geologist, who prepared the initial report and in preparing the amendments to the Form 10-KA.

6.	"It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points.

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

On page 13, the following sentences have been included.

"The geological justification for exploring the Mogollon claim is that the Dominican Republic over the years has resulted in numerous gold producing properties as well as copper properties. Even though gold prices per ounce and copper prices are low compared to prior years, management feels that if these metal strengthen over the next several years and if an ore deposit is found on the Mogollon, the Company might be able to proceed to extracting minerals from the Mogollon. There is no assurance that any ore deposits of commercial quality will be found on the Mogollon."

•

Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemical, surface sampling, drilling, etc. for each prospect.

On page 14, the following chart has been prepared by Francisco Garcia in response to this comment.

"EXPLORATION TIME TABLE

Francisco Garcia has estimated the first year's budget will be $62,117 but until the first year is completed it is difficult for him to estimate future years' budgets in a dollar amount due to not knowing how successful the first year's exploration will be. The following schedule shows the type of work which will be done each year if the first year's exploration program is successful."

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ACTIVITY
YEARS
1ST YEAR
2ND YEAR
3RD YEAR
Deposit of Application to Apply for the Concession.
General Survey and Area Recognition.
Sample of Rocks and Sediments.
Cut of Lines (grid) and Soil Studies.
Detailed Geological Map
Trenches and Sample Collection
Geophisical Program
Drilling
Calculation of Reserves.
Evaluation of Results
Design of Exploration Methods
Feasibility Economic Study.
First Bi-Annual Report
First Annual Report
Second Bi-Annual Report
Second Annual Report
Third Bi-Annual Report
Third Annual Report
Request of Exploitation Concession
Environmental Impact Study

•	If there is a phased program planned, briefly outline all phases.

As shown from the above noted schedule the exploration work will be performed over three years and each year is indicated therein.

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•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

The following sentence has been inserted on page 10.

"Within the immediate 45 days there are no detailed plans to conduct exploration on the Mogollon claim. Subsequent to that date the Company will be required to conduct exploration work on the Mogollon or lose the rights to the minerals thereon."

•	Disclose how the exploration program will be funded.

The following has been inserted on page 10 in response to this comment.

"Presently the Company does not have the available funds to undertake the initial exploration program on the Mogollon unless its sole director is prepared to advance the initial funds, the Company undertakes a private place by offering its shares in the market or has the director guarantee a line of credit with a financial institute. None of these options has been considered at this time."

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are."

The following has been inserted on page 13 in response to this comment.

"The geologist who will be conducting the proposed exploration work on the Mogollon is Francisco Garcia. He graduated from the Instituto Tecnico del Cibao Oriental – ITECO in the Province of Sanchez Ramirez and obtained a degree of Engineer of Geology and Mines in 1991 and Master's of Science in 1994 from the same university. In 1996 he worked for M&M Minerals and in 1998 he was employed by Minera Hispaniola, SA where he was involved in exploration and drilling. He worked there until 2002 when he was employed by Placer Dome Dominicana and in 2003 and 2004 worked as a geologist for Cementos Cibao and in 2005 until 2010 was employed by Cemex Dominicana in planning selective mining, crushing and stacking of ore. From 2010 to the present time he has been a self-employed geologist."

Yours very truly:

"Ruben Ricardo Vasquez

Ruben Ricardo Vasquez

Chief Executive Officer, President and

Director

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